

October 28, 2010

Mr. Robert Baskind
Chief Executive Officer
Tilden Associates, Inc.
300 Hempstead Turnpike
West Hempstead, NY 11552

> **Re:** **Tilden Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-30754**

Dear Mr. Baskind:

We have reviewed your response letter submitted on October 1, 2010 and have the following comments. As noted in our comment letter dated September 10, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2009

General

1. We note your intention to file an amendment. We await your filing.

Consolidated Balance Sheets, page F-3

2. We note your response to prior comment nine regarding deposits on business acquisitions in the amount of $5,000. Given the amount of deposits at December 31, 2009 reflected as a liability, we do not object to your inclusion of deposits on repossessed repair shops in the amount of $5,000 with franchise deposits. The balance sheet line item description of business acquisition deposits however does not appear consistent with your response. Please revise your description of this line item and include disclosure within the notes to your financial statements explaining the nature of the deposits as you did in your response; and, quantify

Mr. Robert Baskind
Tilden Associates, Inc.
October 27, 2010
Page 2

the amount included in franchise deposits representing deposits taken on repossessed repair shops which you attempt to re-sell.

<u>Consolidated Statements of Operations, page F-4</u>

3. We note your response to prior comments 10 and 13. Please revise your disclosure within Management's Discussion and Analysis or Plan of Operations in future filings to clarify that you have not engaged in the operation of a company owned store or sold equipment since 2007.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief